December 29, 2020

VIA EDGAR AND E-MAIL

Ms. Katherine Bagley

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	JanOne Inc.

Registration Statement on Form S-3
Filed December 23, 2020

File No. 333-251645

Ms. Bagley:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, JanOne Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-3 (File No. 333-251645) be accelerated by the U.S. Securities and Exchange Commission to 5:00 PM Eastern Time on December 29, 2020, or as soon as possible thereafter.

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The Company hereby authorizes Randy Katz of Clark Hill LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Katz at (213) 417-5310 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

JanOne Inc.

By: ___/s/ Tony Isaac_____

Title:  President and CEO